Exhibit 74

THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada 89109
(702) 792-7000

RORY O. MILLSON
SANDRA C. GOLDSTEIN
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Attorneys for Plaintiffs


                     UNITED STATES DISTRICT COURT

                          DISTRICT OF NEVADA

ITT CORPORATION, BETTE B. ANDERSON, )
RAND V. ARASKOG, NOLAN D.
ARCHIBALD, ROBERT A. BOWMAN, ROBERT )  Case No.
A. BURNETT, PAUL G. KIRK, JR.,
EDWARD C. MEYER, BENJAMIN F.        )  CV-8-97-00893-DWH (RLH)
PAYTON, VIN WEBER, MARGITA E.
WHITE, and KENDRICK R. WILSON, III, )

                         Plaintiffs,)

              vs.                   )

HILTON HOTELS CORPORATION and HLT   )
CORPORATION,

                         Defendants.)

------------------------------------
               PLAINTIFFS' OPENING MEMORANDUM OF POINTS
                  AND AUTHORITIES IN SUPPORT OF THEIR
                     CLAIM FOR DECLARATORY RELIEF

                           TABLE OF CONTENTS


                                                         Page

PRELIMINARY STATEMENT......................................2

STATEMENT OF FACTS.........................................6

Hilton's Tender Offer......................................6

ITT's Long-Term Strategic Plan.............................8

The Plan..................................................10

Immediate Threat of Suit..................................18

ARGUMENT..................................................19

I.
THE PLAN COMPORTS WITH NEVADA LAW.........................20

II.
HILTON'S RELIANCE ON UNOCAL IS MISPLACED..................21

A.
Unocal Is Not The Law of Nevada...........................22

B.
The Plan Meets The Unocal Test............................23

CONCLUSION................................................29

                         TABLE OF AUTHORITIES

CASES                                                    PAGE


A. Hunt Co. Mallickrodt Chem. Works, 72 F. Supp. 865
(E.D.N.Y. 1947), aff'd, 177 F.2d 583 (2d Cir. 1949).......20

Baron v. Strawbridge & Clothier, 646 F. Supp 690
(E.D. Pa. 1986)...........................................20

Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651
(Del. Ch. 1988)...................................21, 23, 24

Buchanan v. Henderson, 131 B.R. 859 (D. Nev. 1990),
rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993).....20

Deere & Co. v. Sperry Rand Corp., 322 F. Supp. 397
(E.D. Cal. 1970), aff'd, 513 F.2d 1131 (9th Cir.)
cert. denied, 423 U.S. 914 (1975).........................20

Friedman v. Mohasco Corp., 929 F.2d 77 (2d Cir. 1991).....20

Hall v. Aliber, 614 F. Supp. 473 (E.D. Mich. 1985)........20

Kahn v. Sprouse, 842 F. Supp. 423 (D. Or. 1993)...........20

National Basketball Ass'n v. SDC Basketball Club, 815
F.2d 562 (9th Cir. 1987)..................................20

O'Neill v. Church's Fried Chicken, Inc., 910 F.2d 263
(5th Cir. 1990)...........................................20

Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140
(Del. 1989)...........................................24, 25

Seattle Audubon Society v. Moseley, 80 F.3d 1401
(9th Cir. 1996)...........................................20

Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 278
(Del. Ch. 1989)...........................................24

Shoen v. Amerco, 885 F. Supp. 1332 (D. Nev.
1994).....................................................21

Stahl v. Apple Bancorp, Inc., 579 A.2d 1115
(Del. Ch. 1990)...........................................24

Stroud v. Grace, 606 A.2d 75 (Del. 1992)..............23, 24
Unitrin, Inc. v. American General Corp., 651 A.2d 1361
(Del 1995)............................23, 24, 25, 26, 27, 28

                         TABLE OF AUTHORITIES

CASES                                                    PAGE


Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946
(Del. 1985)................................6, 21, 22, 23, 24

WLR Foods, Inc. v. Tyson Foods, Inc., 65 F.3d 1172
(4th Cir. 1995), cert. denied, 116 S. Ct. 921(1996).......23

Williams v. Geier, 671 A.2d 1368 (Del. 1996)..............24



STATUTES AND OTHER AUTHORITIES

NRS 78.115................................................21

NRS 78.120.........................................5, 21, 27

NRS 78.138..................5, 6, 20, 21, 22, 23, 25, 27, 28

NRS 78.330.........................................4, 16, 27

28 U.S.C. ss. 2201........................................19

28 U.S.C. ss. 2202........................................19

Fed. R. Civ. P. 23.1......................................21

Keith P. Bishop, Nevada Corporation Law & Practice (1993).22

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                         PRELIMINARY STATEMENT

     Hilton's inadequate and coercive hostile tender offer threatens substantial harm to the long-term and short-term interests of ITT, its stockholders and other concerned constituencies. This litigation addresses Hilton's likely challenges to ITT's measures to protect and preserve those interests.

     ITT's Board of Directors (the "Board") previously recommended, on February 11, 1997, that stockholders reject Hilton's offer. Hilton has never challenged the Board's determination that its offer is inadequate. On the contrary, Hilton has publicly conceded that the offer is inadequate.

     After the Board made this recommendation, ITT has continued to pursue its long-term strategic plan. ITT, focusing on hotels and gaming and pursuing various means of providing stockholders with higher value, has taken a number of actions, including selling a number of non-core assets, implementing cost containment measures, and taking steps to increase its hotels and gaming business and to increase the profitability, return on assets and cash flows of that business. Hilton has stated publicly that it is "pleased" with ITT's refined strategic plan and the actions taken by the Board pursuant to that plan. Hilton has even claimed in this Court that ITT's refined strategic plan is Hilton's plan.

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     Now, the ITT Board has approved a comprehensive plan designed further to enhance the value of ITT to its stockholders and promote the interests of ITT's other constituencies (the "Plan"). The Plan will involve, among other things, (1) the separation of ITT into three distinct entities (the "Spinoff")--ITT's core gaming and lodging business ("ITT Destinations, Inc." or "Destinations"), ITT's telephone directories business, and ITT's educational services business; (2) an equity repurchase (the "Equity Repurchase"); and (3) a debt repurchase (the "Debt Repurchase").

     The Board approved the Plan after detailed deliberations, assisted by outside professional advisors and ITT management. After receiving this advice, the Board concluded that imple mentation of the Plan would be in the best interests of the corporation, its stockholders and other concerned constituen cies. The Board has anticipated since before Hilton began its bid that the telephone directories business and educational services businesses would be separated from ITT's core hotels and gaming activities. The Board believes that the business justifications for the Plan are compelling without regard to the Hilton bid, and intends to pursue the Plan even if Hilton withdraws its bid.

     The Board believes that the Spinoff will be beneficial to each of ITT's existing businesses. The Spinoff is a step in implementing ITT's long-term strategic plan in place prior to the Hilton bid. [1] The Spinoff will increase the strategic focus and enhance the value of each of ITT's businesses to ITT's stockholders and provide substantial benefits to ITT's other constituencies. The Spinoff also offers substantial tax advantages that only ITT can realize. The Board believes that the Spinoff is preferable to the transaction contemplated by Hilton from the point of view of ITT's stockholders, ITT's employees, ITT's creditors, ITT's Sheraton business partners, students at ITT's Technical Institutes, and the economies and communities in which ITT operates.

     The Board believes that the Equity Repurchase will provide ITT's stockholders with an opportunity to realize a portion of their investment at a premium to recent market prices--and at a considerable premium to Hilton's offer--and to increase their proportionate interest in ITT. It will also afford stockholders an opportunity to dispose of shares without the usual transaction costs associated with a market sale.

     The Board believes that the Debt Repurchase will facilitate the allocation of ITT's indebtedness between ITT's hotels and gaming business and its telephone directories business in a manner that is appropriate for the credit

--------
     [1] ITT has a history of separating distinct business units into independent publicly-traded companies; indeed, the Plan resembles the 1995 spinoff plan that created ITT itself.

capacity and capitalization requirements of each entity. ITT's approach to this allocation will protect the interests of bondholders and facilitate access to the debt capital markets by the newly independent companies.

     In addition, the Board approved certain governance mechanisms for Destinations after the Spinoff. These governance mechanisms--most of which ITT already has, but which will also include a classified board of directors for Destinations--are standard for large corporations (including Hilton), are frequently included in spinoffs like the one ITT proposes, and are expressly permitted under Nevada law. NRS 78.330(2). The governance mechanisms will ensure continuity and stability of management, help increase ITT's leverage in the face of hostile takeover attempts, and help to ensure that ITT's stockholders and other constituencies reap the full benefits of the actions taken by the Board pursuant to its refined strategic plan. These governance mechanisms, as Hilton's counsel has stated, will not preclude successful completion of a hostile acquisition.

     Despite the merits of the Plan, Hilton's litigation record to date makes it highly likely that Hilton will seek to challenge the Plan. Since ITT intends to implement the Plan by September, ITT seeks declaratory relief that Hilton's challenge to the Plan would fail because Hilton cannot show the Board's action is unlawful.

     Hilton cannot show that the Plan violates Nevada law. [2] See Point I, infra. Under Nevada law, directors have "full control over the affairs of the corporation", and are required to "exercise their powers in good faith and with a view to the interests of the corporation". NRS 78.120(1), 78.138(1). This the Board has done. The Plan is a compelling transaction that will advance the interests of ITT's stockholders and other constituencies without regard to any protections it may provide against Hilton's inadequate and coercive offer, and it was anticipated to occur eventually had Hilton never made its bid. To the extent that such a transaction may be viewed as a takeover defense, the Board, properly relying on advisors "as to matters reasonably believed to be within their profes sional or expert competence" (NRS 78.138(2)), decided, as permitted under Nevada law, to "resist a change of control of the corporation" because it determined that the change is "not in the best interest of the corporation", including "the interests of the corporation's employees, suppliers, creditors and customers", "the economy of the state and nation", "the interests of the community and of society", and "the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests

--------
     [2] Hilton also lacks standing to bring a breach of fiduciary duty claim. Hilton, whose interests as a tender offeror are manifestly antagonistic to the interests of ITT's stockholders, is not a proper derivative plaintiff. See n. 23, infra.

may be best served by the continued independence of the corporation." NRS 78.138(3), (4).

     Moreover, Hilton's reliance, in prior litigation related to its offer, on Delaware law as articulated in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985) is misplaced. See Point II, infra. The Unocal test is not the law of Nevada; NRS 78.138(1) and
(3)-(4) prevent the Court from substituting its judgment on the reasonableness of the Plan for that of the Board's. In any event, Hilton cannot show that the Plan is not reasonable in light of the threats to ITT posed by Hilton and its inadequate and coercive offer.

                          STATEMENT OF FACTS

                         Hilton's Tender Offer

     On January 27, 1997, Hilton announced a tender offer for 50.1% of the common stock of ITT at a price of $55 per share, and proposed a stock merger for the rest. Hilton also announced its intention to solicit proxies to replace the ITT Board with nominees committed to the proposed merger.

     On February 11, 1997, and again on July 15, 1997, ITT's Board unanimously determined that Hilton's offer is inadequate and not in the best interests of ITT, its stockholders and other concerned constituencies. See Affidavit of Von S. Heinz ("Heinz Aff."), dated July 16, 1997 (submitted herewith),

Ex. O at 1. [3] The Board considered the following factors, among others, in reaching this determination. Heinz Aff., Ex. O at 7-8.

     ITT's financial advisors, Goldman Sachs & Co. and Lazard Freres & Co. LLC, studied the offer and determined that it was inadequate. Heinz Aff., Ex. O at 1, 7. The stock market confirms the inadequacy of the offer. ITT's stock has traded above the offer price every day since Hilton's announcement. Heinz Aff., Ex. O at 8. Moreover, as of June 27, 1997, only about 1% of the outstanding shares had been tendered to Hilton. Heinz Aff., Ex. F. Indeed, Hilton has never argued-- either in the prior litigation relating to its offer or to ITT stockholders--that its offer is adequate. On the contrary, Hilton has stated publicly that it knows it must revise its offer before stockholders will take it seriously. Heinz Aff., Ex. G at 11.

     Hilton's proposal is also subject to continuing uncertainties as to (1) the value of the proposal, including the value of the consideration to be received by ITT's stockholders in the proposed merger, (2) the financing for the proposed transaction, and (3) whether Hilton will obtain the necessary regulatory approvals in connection with the proposed

--------
     [3] The Heinz Affidavit includes certain materials considered by the ITT Board of Directors, ITT's Schedule 14D-9 Amendment filed in connection with the Plan, and certain other materials.

transaction. Heinz Aff., Ex. O at 7-8. [4] In addition, there are uncertainties about Hilton's plans for ITT. [5]

                    ITT's Long-Term Strategic Plan

     Since its creation in 1995, ITT has had a long-term strategy of building stockholder value by focusing on its core businesses.

     In 1994, ITT's predecessor company ("Old ITT") spun off its forestry products subsidiary to create an independent company.
Similarly, in 1995, Old ITT was separated into ITT, ITT Industries, Inc. (comprising Old ITT's manufacturing businesses) and ITT Hartford Group, Inc. (comprising Old ITT's

--------
     [4] The uncertainties as to value and financing have been apparent since Hilton first announced its offer six months ago, and Hilton has done nothing to resolve them. Moreover, although Hilton applied for Federal Communications Commission and New Jersey gaming approvals in March and asserted in the prior litigation that these approvals would be granted by May, Hilton has not yet disclosed that these approvals have been granted.

     [5] For example, Hilton has stated that, if the proposed merger is completed, it intends to sell or license the Sheraton brand name to HFS Incorporated ("HFS"), a franchisor of low-end hotel and motel brands. Heinz Aff., Ex. O at 7, Ex. B. Not only have existing Sheraton franchisees objected to this potential diminution in value of the Sheraton brand name and management expertise, but a number have, in fact, required "change-of-control" provisions that are intended to be triggered by a Hilton acquisition. Id. Similarly, the Board believes that consummation of Hilton's proposed transaction would result in a change in control of ITT's educational services subsidiary ("ITT Educational") which, if not approved, could result in the suspension of access to certain federal financial aid for ITT Educational and its students and could result in the loss of accreditation for individual ITT Technical Institutes. Heinz Aff., Ex. O at 8.

insurance business) to enable each of the resulting companies to focus on its core businesses. Moreover, in line with this strategy, ITT subsequently began seeking to spin off or sell those assets which did not form part of its core businesses. Heinz. Aff., Ex. O at 4.

     ITT has continued to pursue this strategy in the face of Hilton's inadequate bid. ITT has refined the strategy to focus on hotels and gaming and is pursuing means of enhancing the value of the company within that focus. Heinz Aff., Ex. O at 1.

     ITT has taken a number of actions in 1997 pursuant to its long-term strategic plan. ITT has delivered value through transactions such as (1) the sale of ITT's interest in Madison Square Garden, (2) the sale of ITT's interest in Alcatel Alsthom, and (3) the sale of ITT's interest in WBIS+, a New York television station. Heinz Aff., Ex. O at 1. Each of these transactions was accretive, and at prices higher than outsiders had anticipated; indeed, the Madison Square Garden sale resulted in ITT nearly doubling its investment in two years. Heinz Aff., Ex. M. In addition, ITT has implemented a significant restructuring of its World Headquarters opera tions, reducing headcount by 65% and reducing annual expenses. Heinz Aff., Ex. O at 1. [6] Moreover, since January, 1, 1997,

--------
     [6] At the same time, ITT provided affected employees with enhanced severance payments, enhanced pension payments and placement services. Heinz Aff., Ex. O at 1.

ITT has acquired three hotels and signed or acquired 55 franchise agreements and management contracts in 15 different countries, totalling more than 15,000 rooms. Heinz Aff., Ex. O at 2. ITT has also entered into a long-term strategic alliance with FelCor Suites Hotels, Inc. ("FelCor") pursuant to which FelCor acquired five of ITT's hotels and ITT retained long-term contracts to manage such hotels. Id. This alliance will increase the profitability of ITT's hotel business. Id.

     Hilton has publicly expressed approval of ITT's refined strategic plan and the actions taken by the Board pursuant to that plan. In March, Hilton's chief executive officer was reported as saying, "We are pleased that ITT appears to be executing the strategy we first endorsed in January of selling non-core assets". Heinz Aff., Ex. M. Hilton has even claimed in this Court that ITT's refined strategic plan is Hilton's plan. [7] And as recently as three weeks ago, Hilton's chief executive officer claimed that ITT was stealing Hilton's ideas and said that "we ought to send them a consulting fee". Heinz Aff., Ex. I.

                               The Plan

     On July 15, 1997, the ITT Board approved a comprehensive plan designed to enhance the value of ITT to its stockholders

--------
     [7] See Memorandum Of Points And Authorities In Support Of
Hilton's Motion For A Preliminary Injunction Requiring ITT To Conduct Its Annual Meeting In May 1997, dated March 25, 1997, at 5-6.

and promote the interests of ITT's other constituencies. Heinz Aff., Ex. O at 1-3. The Plan involves:

-- the separation of ITT into three distinct, publicly owned companies focused on (a) hotels and gaming; (b) telephone directories publishing; and (c) post-secondary technical education;

-- the repurchase of up to 30 million shares (approximately 25% of the outstanding shares) at a price of $70 per share; and

--   the repurchase of all of ITT's publicly held debt securities. Id.

     The Board--of which nine of the 11 members are outside directors--deliberated on the Plan in detail. The Board received advice from outside advisors and management regard ing: (a) financial and strategic aspects of the Hilton offer; (b) financial and strategic aspects of the Plan; (c) the impact that the Hilton offer would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, and the long-term and short-term interests of ITT and its stockholders; (d) the impact that the Plan would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, and the long-term and short-term interests of ITT and its stockholders; and (e) governance issues. Heinz Aff., Ex. O at 1, 3-8, 10-12, Exs. A-E.

     After receiving this advice, the Board concluded that implementation of the Plan, and the continued independence of ITT, would be in the best interests of the corporation, its stockholders and other concerned constituencies. Heinz Aff., Ex. O at 1, 3-8. The Board has anticipated since before Hilton began its bid that ITT's telephone directories business and educational services business would be separated from ITT's core hotels and gaming activities. Heinz Aff., Ex. O at 3. The Board believes that the business justifications for the Plan are compelling even without regard to the Hilton bid, and intends to pursue the Plan even if Hilton withdraws its bid. Id.

     The Board believes that the Spinoff will be beneficial to each of ITT's existing businesses. Heinz Aff., Ex. O at 4. The Spinoff is consistent with ITT's long-term strategic plan prior to the Hilton bid. Heinz Aff., Ex. O at 2. [8] The Spinoff will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt and implement appropriately tailored and specific plans. Heinz Aff., Ex. O at 4. In this manner, the Spinoff

--------
     [8] For example, the separation of ITT's educational services and telephone directories businesses has been under contemplation by ITT since long before Hilton announced its offer, and was presaged in the press over a year ago. Heinz Aff., Ex. H at 68.

will result in increased strategic focus for each of ITT's three distinct businesses and a flattening of organizational structures. Id. The Spinoff will also allow for the imple mentation of narrowly tailored incentive compensation plans and enhanced market understanding and valuations of these businesses. Heinz Aff., Ex. O at 4-5. [9]

     The Board concluded that the Spinoff is preferable to the transactions contemplated by Hilton for several reasons. First, the Board believes that the Spinoff, and successful implementation by the three new entities created by the Spinoff of their respective long-term strategic plans, will produce greater value than Hilton's proposed transaction. Heinz Aff., Ex. O at 6. Second, employee disruption following the Spinoff will be significantly less than the disruption that would be created by a hostile transaction, such as Hilton's proposed transaction. [10]/ Heinz Aff., Ex. O at 6,

--------
     [9] The Board's conclusions are based in part on the advice the Board received and also in part on ITT's experience with prior spinoffs, including the 1994 spinoff from Old ITT as well as the 1995 spinoff that resulted in the creation of the present ITT. Heinz Aff., Ex. O at 4.

     [10] Even though ITT has itself significantly reduced its corporate headquarters (see n. 5, supra), Hilton has made public its intent to eliminate all headquarters positions. Heinz Aff., Ex. C at
2. Employee reaction to Hilton's bid has been negative. The basis for the negative feeling is a comparison between ITT and Hilton of the management, employee relations practices, perceived potential for growth and profitability, and a negative sense of personal career growth. Id. Some Sheraton and Caesars employees believe that Hilton and Bally's are inferior hotel and gaming operators with less potential to compete and grow in the years ahead. Id. at 2-3. Moreover, certain of ITT's key employees at the operating level have indicated their unwillingness to continue in their positions if the merger proceeds. Heinz Aff., Ex. O at 6, Ex. C at 3.

Ex. C. Third, the Spinoff will offer substantial tax advan tages that Hilton could not duplicate. Heinz Aff., Ex. O at 4-5. As compared to a sale of its telephone directories and educational services businesses, the Spinoff will save ITT (and thus its stockholders) in excess of $500 million in federal taxes. Id. [11] Fourth, the Spinoff will protect the interests of hotel owners with whom Sheraton has management contracts and Sheraton franchisees by enhancing the ongoing value of the Sheraton brand name, whereas the Hilton offer will not. Heinz Aff., Ex. O at 5-7, Ex. B. Indeed, a number of Sheraton owners and franchisees have expressed concern that, if the Hilton bid succeeds, Hilton may reflag many of the well-known Sheraton properties under the Hilton name (thereby diminishing the value of the Sheraton brand), and that HFS, which, as a franchise company, has no experience actually managing hotels, and which caters to an economy and mid-scale clientele rather than the upscale and business segment to which Sheraton caters, will take over Sheraton's

--------
     [11] Only ITT as an independent entity can consummate such a tax-free spinoff; an acquiror in a transaction that is taxable in whole or in part (such as the transaction Hilton proposes) would be unable to undertake a tax-free distribution of ITT's assets for a period of five years. Heinz Aff., Ex. O at 4-5.

management contracts. Id. [12] Fifth, the Spinoff should protect the interests of ITT's Technical Institutes and their students. A spinoff of ITT Educational should not constitute a change of control and therefore should not involve any risk of loss of accreditation and access to financial aid. Heinz Aff., Ex. O at 6. [13] By contrast, the Board believes that Hilton's proposed transaction would constitute a change of

--------

     [12] These concerns were illustrated by a letter to Sheraton from Eugene Cenci, President of the Association of Sheraton Franchisees of North America (the "Association"). The Association was established independently of Sheraton and ITT and directly in response to Hilton's bid in order to evaluate the impact of the bid on Sheraton franchisees. Mr. Cenci reported that a survey conducted by the Association showed that:

-- 88.2% of the survey's respondents believe that their business would be adversely affected if Hilton's takeover succeeded and if Hilton sold off a significant number of Sheraton's flagship properties;

-- 91.4% of the survey's respondents believe that if HFS became their franchisor, the value of their properties would be diminished; and

-- 92.4% would consider reflagging their properties if HFS became their franchisor. Heinz Aff., Ex. B at 1.

     Moreover, as noted above, a number of Sheraton partners have demanded the inclusion in their contracts with ITT of provisions permitting them to terminate their contracts in the event of a Hilton acquisition. Heinz Aff., Ex. B at 3-4.

     [13] The Board believes the Spinoff will not be a change of control. In any event, the timing of the distributions to stockholders of stock in ITT Educational's stockholders will be coordinated to provide sufficient time to obtain all approvals so as to avoid adverse effects on the students or the business from applicable regulatory requirements. Heinz Aff., Ex. O at 6.

control under the Regulations of the Department of Education which, if not approved, would make ITT Educational's Insti tutes ineligible to continue participating in federal finan cial aid programs and leave students without federal financial aid. Heinz Aff., Ex. O at 8-9, 20. Sixth, the Spinoff will maintain the existing number of independent competitors in the hotel and gaming business, both locally and nationally. This should provide more societal benefits than a Hilton acquisi tion. Heinz Aff., Ex. O at 6-7. [14]

     The Board believes that the Equity Repurchase will provide stockholders who wish to sell a portion of their shares with an opportunity to do so at a premium to recent market prices-- and at a considerable premium to the Hilton offer. Heinz Aff., Ex. O at 2. It will provide stockholders who wish to increase their proportionate investment in ITT's three businesses with an opportunity to do so without incurring taxes by not participating in the Equity Repurchase. Id. It will also afford stockholders an opportunity to dispose of shares without the usual transaction costs associated with a market sale. Id.

     The Board believes that the Debt Repurchase will facilitate the allocation of ITT's indebtedness between ITT's

--------
     [14] ITT has a historic commitment to community service and charitable giving. Companies that have been consolidated tend not to contribute to charities at levels equal to the aggregate contributions prior to consolidation. Heinz Aff., Ex. O at 6, Ex. D.

hotels and gaming business and its telephone directories business in a manner that is appropriate for the credit capacity and capitalization requirements of each entity. Heinz Aff., Ex. O at 2, 6. ITT's approach to this allocation will protect the interests of ITT's bondholders and facilitate access to the debt capital markets by the newly independent companies on terms appropriate for their respective businesses. Heinz Aff., Ex. O at 6. By contrast, the Hilton offer, especially in light of certain prior transactions, does not provide protection for bondholder interests. Id. [15]

     The Board approved certain standard governance mechanisms (the "governance mechanisms") for Destinations after the Spinoff. These governance mechanisms are substantively identical to existing governance mechanisms of ITT, [16] with

--------

     [15] A recent press report, for example, states that "Hilton's chief executive has perhaps the worst reputation with bondholders of any corporate chief". Heinz Aff., Ex. J. This reputation is based in large part on a spinoff in which Hilton's now chief executive officer was involved where the allocation of debt did not treat bondholders equitably.

     [16] Destinations, like ITT, will be a Nevada corporation and accordingly will be subject to the Nevada General Corporation Law, certain provisions of which are designed to mitigate potentially abusive takeover tactics. Destinations will also have a stockholders' rights plan that is materially identical to ITT's rights plan. Heinz Aff., Ex. O at 11. And the Destinations Articles of Incorporation and By-laws will include the following governance mechanisms, all of which are contained in the existing ITT Articles or By-laws: (i) the availability of capital stock for issuance from time to time at the discretion of the Destinations board; (ii) prohibitions against stockholders calling a special meeting of stockholders or acting by written consent in lieu of a meeting; and (iii) requirements for advance notice for raising business or making nominations at stockholders' meetings. Id.

the exception that Destinations' Articles of Incorporation will contain a provision for a classified board of directors and certain ancillary provisions. [17]

     Classification of directors is expressly authorized by Nevada law (see NRS 78.330(2)), as well as the laws of many other states. Moreover, classification of directors is common. [18] Approximately 292 of the 500 companies comprising the Standard & Poor's 500 Stock Price Index, and 29 of the top 50 companies on Fortune Magazine's 1997 "Most Admired Companies" list, have classified boards. Heinz Aff., Ex. O at 12. Classified boards are especially common in the hotel and gaming industry. Thus, 17 of the 25 largest hotel and gaming companies (including Hilton and Marriott) have classified boards. Heinz Aff., Ex. E, Attachment 3. Moreover, numerous companies have adopted classified boards in connection with a

--------
     [17] Pursuant to the classified board provision, Destinations' board will be divided into three classes as nearly equal in number as possible, each of which will serve for three years with one class being elected each year. Destinations' Articles of Incorporation will also contain certain ancillary provisions, including: (i) a provision requiring an 80% stockholder vote to remove directors without cause; and (ii) a provision requiring an 80% stockholder vote to repeal the classified board provision and the provision requiring an 80% vote to remove directors. Heinz Aff., Ex. O at 11-12.

     [18] Model charter provisions prepared by Hilton's counsel for its clients include a classified board provision. See Heinz Aff., Ex. L at D-7.

spinoff. When Old ITT's forestry products subsidiary was spun off in 1994, the charter of the new company included a classified board. Heinz Aff., Ex. E, Attachment 2. And 52 of the 69 spinoffs with assets over $200 million that have been effected since 1992 have had classified boards. Heinz Aff., Ex. E, Attachment 2B. In 17 of these cases, the parent company did not have a classified board. Heinz Aff., Ex. E, Attachment 2A.

     Classified boards provide important benefits. Heinz Aff., Ex. A. [19] A classified board will ensure that, at any

--------

     [19] As Hilton's counsel has written in "strongly urg[ing]" the adoption of legislation providing for the automatic classification of directors without a stockholder vote, a classified board provides
"important benefits":

     "[Classification of directors] is a common practice that helps ensure the continuity and stability of ongoing policies and business strategies . . . [It] protects against the latest in abusive takeover tactics by corporate raiders--the combination tender offer and proxy fight, a one-two punch designed to oust a board of directors that opposes a tender offer. This tactic has one purpose--to enable a raider to force a company to accept a takeover bid or auction itself to the highest bidder. In other words, be murdered or commit suicide. This may please stock speculators, arbitrageurs, and some institutional investors, but it is a disaster for the employees of the company and the communities in which it lives.
                                . . .

     "[A classified board] ensures that critical decisions about the future of a corporation are not made hastily. It protects against abusive takeovers. As shown in BTR's attempted takeover of Norton, a raider that uses a proxy fight can time its bid to deprive a company's board of reasonable time to pursue alternatives in the best interests of the corporation and all its constituencies. [A classified board] stops the raider from turning a regularly scheduled election of directors into a referendum on a hostile takeover. This abuse of the proxy process is as coercive and destructive as the junk bond frenzy of the 1980s." (Heinz Aff., Ex. K)
given time, a majority of directors have experience in the business, competitive affairs and regulatory environment of Destinations' hotel and gaming business. This continuity and stability of management will be important in ensuring that Destinations' strategic plan is implemented in the manner that will best serve the interests of Destinations' stockholders and other constituencies, and that the stockholders and other constituencies reap the full benefit of steps already taken under the strategic plan, including substantial recent capital expenditures. Heinz Aff., Ex. O at 11, Ex. A at 5-6. A classified board will also give the board time to review a takeover proposal and study appropriate alternatives, and enhance the board's ability to resist an abusive takeover attempt or to negotiate a fair price and appropriate protections for other stockholders. Heinz Aff., Ex. O at 11-12, Ex. A at 6-8.

     Although a classified board may under certain circumstances delay hostile takeover bids, neither the classified board nor any other aspect of the Plan will preclude successful completion of a hostile acquisition. Heinz Aff., Ex. A at 6-7. As Hilton's counsel has written, classified boards "do not purport to, and will not prevent a hostile acquisition." Heinz Aff., Ex. L at 45. [20] Stockholders will still have the power to propose and elect their own nominees for each class of directors, and in that manner change the board's composition. [21] The Destinations board will be fully accountable to stockholders. Heinz Aff., Ex. O at 12, Ex. A at 7.

                       Immediate Threat Of Suit

     Despite the merits of the Plan, Hilton is likely to sue to prevent its implementation.

     Hilton has already taken action in this Court on four separate occasions in connection with its offer. First, Hilton tried to enjoin ITT from increasing the size of its board, when ITT had not indicated any intention to do so. Second, Hilton tried to obtain a temporary restraining order enjoining ITT from commencing suit in another jurisdiction, which, again, ITT had not indicated any intention to do. Third, Hilton moved to compel ITT to hold its annual meeting in May, despite the fact that, because of Hilton's delay in

--------
     [20] For example, a survey of hostile tender offers since 1992 indicates that out of a total of 29 tender offers made for target companies with classified boards, 12 (or 42%) were completed, and a further nine (31%) resulted in an alternative transaction; three such offers (10%) are still pending; and in only five (17%) did the target remain independent. Heinz Aff., Ex. E, Attachment 4F.

     [21] In addition, if the stockholders were to elect four Hilton nominees to the board at Destinations' first meeting, Hilton would have a significant voice and would be able to exert considerable influence over the board's decisions. Heinz Aff., Ex. A at 6 n.2.

bringing this claim, the relief it sought could not have been granted, and despite its chief executive officer's public concession on the timing of the meeting. Fourth, Hilton amended its complaint to add a claim relating to change in control provisions in ITT's contracts with the owners of some of its managed hotels, despite the fact that one of these owners has told Hilton that the owners, not ITT, insisted on the inclusion of that provision because of their concerns about Hilton's plans for Sheraton. [22] In light of these prior claims, another challenge now seems inevitable.

     Pursuant to the Plan, the equity tender offer is scheduled to commence promptly, and the debt tender offer and the distributions required to effectuate the Spinoff are currently scheduled to take place in September.

                               ARGUMENT

     Declaratory relief is appropriate wherever an "actual controversy" exists. 28 U.S.C. ss.ss. 2201, 2202. Declaratory judgment actions are justiciable if "there is a substantial controversy, between parties having adverse legal interests, of sufficient immediacy and reality to warrant the issuance of a declaratory judgment". Seattle Audubon Society v. Moseley, 80 F.3d 1401, 1405 (9th Cir. 1996); National Basketball

--------
     [22] See Motion of ITT Corporation To Dismiss Counts III-VII Of The First Amended Complaint Or, In The Alternative, For Partial
Summary Judgment, dated July 2, 1997, at 6-8.

Ass'n v. SDC Basketball Club, 815 F.2d 562, 565 (9th Cir. 1987).

     Since such an "actual controversy" exists here, ITT seeks a declaration that Hilton cannot show [23] that the Board acted outside its powers or failed to exercise its powers in good faith and with a view to the interests of the corporation, as required by Nevada law. [24]

I.   THE  PLAN COMPORTS WITH NEVADA LAW.

     The ITT Board approved the Plan in good faith with a view

--------
     [23] It is Hilton's burden to prove that the Plan violates the Board's fiduciary duties. The fact that, as a technical matter, ITT has initiated suit by way of a declaratory judgment action does not change this burden. See Deere & Co. v. Sperry Rand Corp., 322 F. Supp. 397 (E.D. Cal. 1970), aff'd, 513 F.2d 1131 (9th Cir.), cert. denied,
423 U.S. 914 (1975); A. Hunt Co. Mallickrodt Chem. Works, 72 F. Supp. 865 (E.D.N.Y. 1947), aff'd, 177 F.2d 583 (2d Cir. 1949).

     [24] Moreover, a breach of fiduciary duty claim with respect to the Plan would be derivative, and any such action belongs to ITT-- not to an individual stockholder such as Hilton. See Buchanan v. Henderson, 131 B.R. 859, 865 (D. Nev. 1990), rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993); Friedman v. Mohasco Corp., 929 F.2d 77, 79 (2d Cir. 1991); O'Neill v. Church's Fried Chicken, Inc., 910 F.2d 263, 267 (5th Cir. 1990); Kahn v. Sprouse, 842 F. Supp. 423, 427 (D.
Or. 1993); see also NRS ss. 78.138 (requiring directors to "exercise their powers with a view to the interests of the corporation"). Thus, any such claims would be subject to the requirements of Fed. R. Civ.
P. 23.1, which requires that the plaintiff "fairly and adequately represent the interests of the shareholders . . . in enforcing the right of the corporation." Since Hilton's interests as a tender offeror are "manifestly antagonistic" to the interests of the other ITT stockholders (see Baron v. Strawbridge & Clothier, 646 F. Supp. 690, 695 (E.D. Pa. 1986); Hall v. Aliber, 614 F. Supp. 473, 476 (E.D.
Mich. 1985)), Hilton is not a proper derivative plaintiff.

to the interests of the corporation. After receiving advice from its financial and other advisors, the Board concluded that the Plan would enhance the value of the corporation, and that implementation of the Plan would be in the best interests, long-term as well as short-term, of the corporation, its stockholders and other concerned constituencies. Heinz Aff., Ex. O at 1-8, 11-12.

     The Board's authority to implement the Plan is confirmed by the Nevada statute. For example, the statutory scheme provides that:

-- The business of a Nevada corporation "must be managed by a board of directors", which "has full control over the affairs of the corporation" (NRS 78.115, NRS 78.120(1));

-- Directors must "exercise their powers in good faith and with a view to the interests of the corporation" (NRS 78.138(1)); [25]

-- In performing their duties, directors may rely on financial and other advisors "as to matters reasonably

--------
     [25] Thus, the notion of an unintended breach of a duty of loyalty articulated in Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 663 (Del. Ch. 1988) does not comport with Nevada law. Shoen v. Amerco, 885 F. Supp. 1332 (D. Nev. 1994) is not to the contrary. In Shoen, the court did not address NRS 78.138(1) and assumed that Delaware law applied. See 885 F. Supp. at 1340-41 & n.20. Moreover, the court expressly found that the board had acted in bad faith. 885
F. Supp. at 1343-44. The conduct thus violated NRS 78.138(1).

     believed to be within their professional or expert competence" (NRS 78.138(2)); and

-- Directors "may resist a change in control of the corporation" if they determine that the change "is not in the best interest of the corporation", including "the interests of the corporation's employees, suppliers, creditors and customers", "the economy of the state and nation", "the interests of the community and of society", and "the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation" (NRS 78.138(3),(4)).

II.  HILTON'S RELIANCE ON UNOCAL IS MISPLACED.

     Hilton's reliance, in prior litigation related to its offer, on Delaware law as articulated in Unocal is misplaced. The Unocal test is not the law of Nevada; NRS 78.138(1) and (3)-(4) prevent the Court from substituting its judgment on the reasonableness of the Plan for that of the Board. See Point II.A, infra. In any event, Hilton cannot show that the Plan is not reasonable in light of the threats to ITT posed by Hilton and its inadequate and coercive offer. See Point II.B, infra.

A.   Unocal Is Not The Law of Nevada.

     Nevada law gives directors considerable latitude in responding to hostile tender offers. Under Nevada law, Hilton must show that the directors acted in bad faith, not that the Board's actions did not comport with some reasonableness standard such as that articulated in Unocal.

     In enacting NRS 78.138(1), the Nevada Legislature considered, and rejected, any requirement that directors must exercise their powers pursuant to a "reasonably prudent director" standard of care. See the Affidavit of Robert M. Sader (Heinz Aff., Ex. N). When NRS 78.138(1) was passed, the Legislature "did not intend to subject the board of directors' actions to an 'objectively reasonable' standard of judicial review [such as Delaware's Unocal standard], opting instead for review solely for compliance with the statutory requirement that the directors act in subjective good faith and with a view to the interests of the corporation. In adopting [NRS 78.138(1)], it was the Legislature's intent to distinguish and disavow standards adopted in other jurisdictions, which impose other degrees of scrutiny of directors' decisions in takeover and non-takeover situations." Id. at 6; see also Keith P. Bishop, Nevada Corporation Law & Practice, ss.
7.15 at 173-74 (1993). In every other state with a statute similar to Nevada's, where the statute has been interpreted, the courts have concluded that this form of statute eliminates the "reasonably prudent director" standard. See, e.g., WLR Foods, Inc. v. Tyson Foods, Inc., 65 F.3d 1172, 1184-85 (4th Cir. 1995), cert. denied, 116 S. Ct. 921
(1996).

B.   The Plan Meets The Unocal Test.

     Under Delaware law, although directors' actions are normally accorded deference by the courts pursuant to the "business judgment" rule, there are "limited situations" in which directors' actions are subject to "enhanced scrutiny", which "include the adoption of a defensive mechanism in response to an alleged threat to corporate control or policy." Heinz Aff., Ex. L at 3; see Unocal, 493 A.2d at 955.

     The Unocal test is two-pronged: first, "the board must show that it had 'reasonable grounds for believing that a danger to corporate policy and effectiveness existed', which may be shown by the directors' good faith and reasonable investigation; and, second, the board must show that the defensive measure chosen was 'reasonable in relation to the threat posed', which may be demonstrated by the objective reasonableness of the course chosen". Heinz Aff., Ex. L at 6 (quoting Unocal, 493 A.2d at 955). "If the board can establish both prongs of the Unocal test, their actions receive the protections of the business judgment rule". Id.

--------
     [26] Hilton may argue, as it has in the prior litigation relating to its offer, that the "compelling justification" standard articulated in Blasius should apply here. That is not correct. Blasius's "compelling justification" test does not apply unless the board's action is intended to, and does, "frustrate or completely disenfranchise a shareholder vote". Unitrin, Inc. v. American General Corp., 651 A.2d 1361, 1379 (Del. 1995); Stroud v. Grace, 606 A.2d 75,
91 (Del. 1992). This standard is not met here. The stockholder franchise has not even been engaged. As this Court held, ITT has not yet set its annual meeting, nor is it required by Nevada law or its bylaws to conduct that meeting before November 1997. Order re Preliminary Injunction, April 21, 1997, at 974. See Stahl v. Apple Bancorp., Inc., 579 A.2d 1115, 1123 (Del. Ch. 1990) ("the franchise process can [not] be said to be sufficiently engaged before the fixing of this meeting date to give rise to th[e] possibility" of an inequitable manipulation of the franchise). Moreover, the Plan does not "frustrate or completely disenfranchise" stockholders. ITT plans to have its annual meeting in November. Destinations will have its first annual meeting as soon as practicable after it is spun off--also in November if the Spinoff can be completed in September as ITT currently anticipates. At the ITT meeting and at the Destinations meeting, Hilton, or anyone else, will be able to run a slate of directors and stockholders will be fully empowered to choose that slate. The mere fact that board action may affect the stockholder vote in some way is not sufficient; Blasius does not apply unless there is complete stockholder disenfranchisement. Unitrin, 651 A.2d at 1379; Stroud, 606 A.2d at 91; see also Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 278, 285-86 (Del. Ch. 1989) (Blasius proscribed conduct that "effectively precluded the election of directors"). In any event, Blasius does not apply unless the Board's "primary purpose" is to disenfranchise stockholders. Blasius, 564 A.2d at 658, 660-61; Stroud, 606 A.2d at 92; Unitrin, 651 A.2d at 1379; Stahl, 579 A.2d at 1120; Shamrock, 559 A.2d at 285; Williams v. Geier, 671 A.2d 1368, 1376 (Del. 1996). The Board is not seeking to disenfranchise stockholders. The spinoffs included in the Plan were contemplated both by ITT and outsiders well before Hilton made its bid. The manner in which the spinoff of Destinations is being done, including the terms of its charter (which Hilton's counsel has acknowledged have "important benefits" (Heinz Aff., Ex. K)) is completely consistent with widely prevailing practice in the hotel and gaming industry as well as more generally.

[26]

     In Unitrin, the Delaware Supreme Court recently explained and refined the Unocal test. The Unitrin court held that "the nature of the threat associated with a particular hostile offer sets the parameters for the range of permissible defensive tactics". Unitrin, 651 A.2d at 1384; see also Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989). The court identified three types of threat that may be posed by hostile tender offers:

(1) Substantive coercion: "the risk that shareholders will mistakenly accept an underpriced offer because they disbelieve management's representations of intrinsic value";

(2) Structural coercion: "the risk that disparate treatment of non-tendering shareholders might distort shareholders' tender decisions"; and

(3) Opportunity loss: "[where] a hostile offer might deprive target shareholders of the opportunity to select a superior alternative offered by target management [or, we would add, offered by another bidder]." Unitrin, 651 A.2d at 1384; see also Paramount, 571 A.2d at 1153.

     Hilton's offer poses all three types of threat identified in Unitrin with respect to stockholders. First, Hilton's offer is inadequate and its value uncertain. Heinz Aff., Ex. O at 7. Since ITT's stock price does not yet reflect its true value, there is a significant risk of substantive coercion. Second, the value of the back-end of Hilton's offer--the proposed merger--is uncertain. Id. This poses a risk of structural coercion--stockholders may feel compelled to tender their stock for fear of receiving less consideration in the merger. Third, especially since it will take some time for ITT's stock price to reflect the increased value resulting from the actions taken by the Board (id.), and if Hilton is allowed to proceed with a merger before ITT's real value is reflected in its stock price, there is a risk of opportunity loss--Hilton, not ITT's stockholders, will realize the increased value.

     In addition, Hilton's offer and proposed merger poses substantial threats to the interests of ITT's other concerned constituencies, including ITT's employees, creditors, and customers, and the economies and communities in which ITT operates. Heinz Aff., Ex. O at 7-8, Exs. B, C, D. The Board is authorized to take the interests of these constituencies into account in addition to the long-term and short-term interests of ITT's stockholders. See NRS 78.138(3), (4). In Nevada, unlike Delaware, threats to those constituencies are given as much weight as the threats to stockholder interests identified in Unitrin.

     Given that Hilton's offer poses significant cognizable threats, Unitrin next requires the Delaware court to "engage in a two-step process: first, the court should determine whether the defensive steps were 'coercive or preclusive'; second, if the defensive steps were not 'coercive or preclusive', then the court should determine whether the defensive conduct falls within a 'range of reasonableness.' If there is no coercion or preclusion, and the conduct is within the 'range of reasonableness', the defensive action will be upheld." Heinz Aff., Ex. L at 14.

     The Plan is not "coercive or preclusive". Heinz Aff., Ex. A at 6-7. The test is whether the Board's action "would only inhibit [the offeror's] ability to wage a proxy fight and institute a merger or whether it was, in fact, preclusive". Unitrin, 651 A.2d at 1388; see Heinz Aff., Ex. L. at 15.

     Since the Board's actions are not preclusive, "the Unocal proportionality test requires the focus of judicial scrutiny to shift to 'the range of reasonableness'". Unitrin, 651 A.2d at 1388. [27] The Plan is easily within the "range of reason ableness". First, the Plan is within the Board's general power to manage the corporation under NRS 78.120(1), and the classified board provision is expressly authorized under NRS 78.330(2). See Unitrin, 651 A.2d at 1389 (court should consider whether action "is a statutorily authorized form of business decision which a board of directors may routinely make in a non-takeover context"). The Spinoff was contemplat ed both by ITT and outsiders well before Hilton made its bid. Heinz Aff., Ex. O at 3. There are compelling business justifications for the Plan without regard to the Hilton bid, and the Board intends to pursue the Plan even if Hilton withdraws its bid. Id. Thus, it would be illogical if the Board could not pursue the Plan now, particularly given the threats to ITT posed by the Hilton bid. Second, in approving the Plan, the Board relied on its financial and other advisors as to matters within their professional or expert competence. See NRS 78.138(2). Third, the Board was seeking to balance numerous diverse interests--including not only the short-term and long-term interests of stockholders, but also the inter ests of ITT's other statutorily-recognized constituencies. See NRS 78.138(3), (4). Fourth, the Board and its advisors sought to tailor the Plan to the threats posed. See Unitrin,

--------
     [27] The test is not whether the Board's action was "necessary" to protect the relevant constituencies, but simply whether it was "within a range of reasonableness" (Unitrin, 651 A.2d at 1385-86; see also Heinz Aff., Ex. L at 15):

     "The ratio decidendi for the `range of reasonableness' standard is a need of the board of directors for latitude in discharging its fiduciary duties to the corporation and its shareholders when defending against perceived threats. The concomitant requirement is for judicial restraint. Consequently, if the board of directors' defensive response is not draconian (preclusive or coercive) and is within a 'range of reasonableness', a court must not substitute its judgment for the board's." Unitrin, 651 A.2d at 1388.

651 A.2d at 1389 (court should consider whether board's action "was limited and corresponded in degree or magnitude to the degree or magnitude of the threat"). For example, the Equity Repurchase provides stockholders with an immediate opportunity to realize a portion of their investment at a premium to recent market prices--and at a premium to Hilton's offer. Heinz Aff., Ex. O at 2; see Unitrin, 651 A.2d at 1389 (court should consider that "with the Repurchase Program, the Unitrin Board properly recognized that all shareholders are not alike, and provided immediate liquidity to those shareholders who wanted it").

     In short, this is a prime example of a case in which the "judicial restraint" called for by Unitrin (651 A.2d at 1388) under Delaware law is appropriate. Given the Nevada legislature's enactment of NRS 78.138, such restraint is even more appropriate in this case.

                              Conclusion

     For the foregoing reasons, ITT respectfully seeks judgment as set forth in its complaint.

     DATED this 16th day of July, 1997.


                             KUMMER KAEMPFER BONNER & RENSHAW,



                               By:/s/ Von S. Heinz
                                  -------------------------

                                  THOMAS F. KUMMER
                                  VON S. HEINZ
                                  Seventh Floor
                                  3800 Howard Hughes Parkway
                                  Las Vegas, Nevada 89109
                                  (702) 792-7000

                                  RORY O. MILLSON
                                  SANDRA C. GOLDSTEIN
                                  CRAVATH, SWAINE & MOORE
                                  825 Eighth Avenue
                                  New York, NY 10019
                                  (212) 474-1000
                                  Attorneys for Plaintiffs

                        CERTIFICATE OF SERVICE

Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing PLAINTIFFS' OPENING MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF THEIR CLAIM FOR DECLARA TORY RELIEF was made this date by delivering by hand a true copy of the same to the following:

                  Steve Morris
                  Kristina Pickering
                  SCHRECK MORRIS
                  1200 Bank of America Plaza
                  300 South Fourth Street
                  Las Vegas, NV 89101

and by delivering by facsimile this date and by overnight mail a true copy of the same to the following:

                  Bernard W. Nussbaum
                  Eric M. Roth
                  Marc Wolinsky
                  Scott L. Black
                  WACHTELL, LIPTON, ROSEN & KATZ
                  51 West 52nd Street
                  New York, NY 10019

     DATED this 16th day of July, 1997.



/s/ Diane S. Marlon
------------------------------
An Employee of Kummer Kaempfer
Bonner & Renshaw